Exhibit 107

Calculation of Filing Fee Tables

424(b)(5)

(Form Type)

General Mills, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price (1)	Fee Rate	Amount of Registration Fee

Fees to Be Paid	Debt	3.650% Notes due 2030	457(r)	€500,000,000	99.885%	$531,238,372.50	$0.0001476	$78,410.78

Fees to Be Paid	Debt	3.850% Notes due 2034	457(r)	€500,000,000	99.674%	$530,116,169.00	$0.0001476	$78,245.15

	Total Offering Amounts					$1,061,354,541.50		$156,655.93

	Total Fees Previously Paid							—

	Total Fee Offsets							—

	Net Fee Due							$156,655.93

(1)	The maximum aggregate offering price is based on the April 16, 2024 euro/U.S. dollar exchange rate of €1.00=$1.0637 as published by the European Central Bank.